IRWIN A. KISHNER PARTNER Direct Tel: 212.592.1435 Direct Fax: 212.545.3400 Email: ikishner@herrick.com

September 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Manning & Napier, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-175309

Ladies and Gentlemen:

On behalf of our client, Manning & Napier, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 2, 2011 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company with the Commission on August 18, 2011 (File No. 333-175309) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.

All page number references in the Company’s responses are to the page numbers in Amendment No. 2.

Securities and Exchange Commission

September 23, 2011

General

1.	We have referred your response to comment one in our letter dated July 28, 2011, to the Division of Investment Management. Please note that additional comments may be forthcoming.

The Company acknowledges that the Staff may have additional comments on our response to comment one in the Staff’s letter dated July 28, 2011.

2.	In locations as appropriate, please describe the material terms of your agreements with Manning & Napier Group, LLC and M&N Group Holdings, LLC pursuant to which you will acquire from each Class A units of Manning & Napier Group, LLC and indicate when these agreements will be executed. In addition, please file such agreements as material contracts exhibits. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 35, 42-43 and 124-125 of the prospectus.

The Company has filed the Manning & Napier Group LLC Agreement as an exhibit to Amendment No. 2.

3.	Please continue to monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and will continue to monitor its requirement to provide updated financial information pursuant to Rule 3-12 of Regulation S-X.

4.	Please provide a currently dated, signed auditor’s consent with your next amendment.

In response to the Staff’s comment, the Company has provided a currently dated, signed auditor’s consent as Exhibit 23.1 to Amendment No. 2.

Prospectus Summary, page 1

Structure and Reorganization, page 6 Reorganization Transactions, page 7

5.	We note your response to comment 15 in our letter dated July 28, 2011. Please disclose that the additional Class B units in M&N Group Holdings will be granted pursuant to the Amended and Restated Limited Liability Company Agreement of M&N Group Holdings. Please also file the LLC agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Securities and Exchange Commission

September 23, 2011

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 28, 39, 43 and 61 of the prospectus to disclose that the additional Class B units in M&N Group Holdings will be granted to William Manning pursuant to the amended and restated limited liability company agreement of M&N Group Holdings (the “M&N Group Holdings LLC Agreement”).

The Company has filed the M&N Group Holdings LLC Agreement as an exhibit to Amendment No. 2.

The Offering, page 10 Use of proceeds, page 10

6.	Please disclose here and elsewhere in your prospectus where you indicate your intentions to use a portion of the net proceeds from your proposed offering to purchase Class A units from M&N Group Holdings, that William Manning and your current employees, including your executive officers, own 100% of M&N Group Holdings. We note your disclosure to this effect on page 27.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 51 and 124-125 of the prospectus.

Summary Selected Historical and Pro Forma Combined Consolidated Financial Data, page 12

7.	We note your response to comment 18 in our letter dated July 28, 2011, but we are unable to locate revisions on page 15 that indicate your intent to provide reconciliations of economic income per share and economic net income per share. Please modify your document accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the prospectus. As indicated in the Company’s response to comment 18 in the Comment Letter, the Company respectfully submits that economic income per share and economic net income per share will only be presented in the Summary Selected Unaudited Pro Forma Combined Consolidated Financial Data of Manning & Napier, Inc., as economic income per share and economic net income per share can only be calculated in the Article 11 pro forma financial statements included in the prospectus.

Our Structure and Reorganization, page 37

Structure Prior to the Reorganization Transactions, page 37

8.	We note your response to comment 22 in our letter dated July 28, 2011. Please accompany the diagram depicting your structure after the reorganization and proposed offering with a brief narrative of how and when Mr. Manning will receive his shares of Class B common stock and indicate the point at which you will begin holding interests in Manning & Napier Group, LLC.

Securities and Exchange Commission

September 23, 2011

In response to the Staff’s comment, the Company has revised the disclosure on pages 40-41 of the prospectus.

Manning & Napier Group, LLC, page 40

9.	We note your response to comment 40 in our letter dated July 28, 2011. Please clarify your reason for using Class B units of Manning & Napier Group, LLC, rather than Class A units of Manning & Napier Group, LLC or shares of your Class A common stock or Class B common stock, as incentive compensation.

The Company respectfully submits that Class B units of Manning & Napier Group will be used as incentive compensation instead of Class A units of Manning & Napier Group or shares of Class A common stock or Class B common stock of the Company, as such Class B units are intended to constitute “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43. None of the Class A units of Manning & Napier Group, the shares of Class A common stock of the Company or the shares of Class B common stock of the Company will constitute “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43.

Manning & Napier Group anticipates that it will grant units to its employees from time to time pursuant to the Manning & Napier, Inc. 2011 Equity Compensation Plan, and accordingly created a second class of units, the Class B units, as “profits interests” in order to provide such employees with an ownership right in Manning & Napier Group’s future profits. Unlike with a grant of shares of Class A common stock or Class B common stock of the Company or a grant of Class A units of Manning & Napier Group, because the Class B units are being treated as “profits interests” for tax law purposes, employees receiving a grant of Class B units would not be required to recognize income for tax purposes upon the grant or vesting of the Class B units.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Critical Accounting Policies and Estimates, Revenue Recognition, page 70

10.	We note your response to comment 29 in our letter dated July 28, 2011. Please also provide fair value level disclosures as of December 31, 2010. In addition, if the fair value level disclosures as of each balance sheet date are not representative of the fair value levels during the periods, please address that fact.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the prospectus to include fair value level disclosures as of December 31, 2010. The Company respectfully submits that it does not ascribe fair value level disclosures to AUM other than at each reporting period end (i.e. quarter and year end). However, as it relates to the periods ending December 31, 2010 and June 30, 2011, the Company notes that there was not any significant change in the business during those periods that would indicate that the fair value level disclosures as of each balance sheet date are not representative of the fair value levels during the period.

Securities and Exchange Commission

September 23, 2011

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010, page 71

11.	Please more fully explain why interest expense on the shares subject to redemption decreased in the current interim period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 78 and 81 to more fully explain that the change in non-cash interest expense for the periods indicated resulted from the period-to-period changes in the liability for shares subject to mandatory redemption.

Liquidity and Capital Resources, page 75

12.	We note your response to comment 30 in our letter dated July 28, 2011. It is unclear to us why you believe disclosure, including pro forma disclosure, of your planned distribution of “retained profits” is unwarranted. Please further explain why you believe the planned distribution is not a material adjustment to your equity and material information for investors in general. In addition, it is unclear to us what you mean by the term “retained profits,” as this does not appear to be a metric you otherwise use in your document. Please clarify and disclose what “retained profits” represent.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the prospectus to include a pro forma adjustment related to the planned distribution of any such undistributed year-to-date economic income in its pro forma disclosures in its Article 11 pro forma balance sheet.

In addition, the Company respectfully advises the Staff that all references to “retained profits” were removed from Amendment No. 1 to the Registration Statement and no such references are included in Amendment No. 2. The Company respectfully advises the Staff that it has clarified the disclosure on page 83 of the prospectus to change the references of “profits” to “economic income.”

Certain Relationships and Related Party Transactions, page 121

13.	We note your response to comment 40 in our letter dated July 28, 2011. As previously requested, please describe the terms of your arrangement with Mr. Manning pursuant to which you will no longer be obligated upon his death to redeem his interests and pay a formula-driven amount to his estate.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that its obligation to redeem Mr. Manning’s interests upon his death and pay a formula-driven amount to his estate prior to the reorganization transactions was

Securities and Exchange Commission

September 23, 2011

pursuant to the terms set forth in the applicable shareholders’ agreements of certain of the Manning & Napier Companies. The Company will no longer have any such obligation following the reorganization transactions as such shareholders’ agreements will be amended such that there is no longer any such obligation. The Company respectfully submits that as there will no longer be any such obligation at the consummation of the offering, such obligation is not material to an investor’s understanding of the Company, the reorganization transactions or the offering, nor is such obligation material to an investor’s decision to invest in the shares of Class A common stock of the Company.

14.	Under this heading, please disclose your intentions to purchase Class A units from M&N Group Holdings using a portion of the net proceeds from your proposed offering. In doing so, please indicate that William Manning and your current employees, including your executive officers, own 100% of M&N Group Holdings, and disclose the amounts that Mr. Manning and your executive officers can expect to receive as a result of M&N Group Holdings’ intentions to distribute to its members the proceeds from its sale of Class A units. In addition, please describe the terms of any agreement that you have entered or plan to enter into with M&N Group Holdings or its members pursuant to which you will purchase Class A units.

In response to the Staff’s comment, the Company has revised the disclosure on pages 124-125 of the prospectus.

The Company has filed the Manning & Napier Group LLC Agreement as an exhibit to Amendment No. 2.

Item 16. Exhibits and Financial Statement Schedules, page II-2

15.	We note your response to comment 50 in our letter dated July 28, 2011. Please provide us with a more detailed analysis, which should include specific reference to Item 601(b)(10) of Regulation, supporting your conclusion that the amended and restated shareholders agreements once referenced on page 7 are not material.

The Company respectfully advises the Staff that it has filed the form of amended and restated shareholders agreement for each of Manning & Napier Advisors, Inc., Manning & Napier Investor Services, Inc., Manning & Napier Advisory Advantage Corporation and Manning & Napier Alternative Opportunities, Inc. as exhibits to Amendment No. 2.

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We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-1435 or Harold Levine at (212) 592-1464 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Securities and Exchange Commission

September 23, 2011

Very truly yours,

/s/ IRWIN A. KISHNER
Irwin A. Kishner

cc:	Securities and Exchange Commission

Hagen Ganem

Kevin Stertzel

Anne McConnell

Manning & Napier, Inc.

Patrick Cunningham

Richard B. Yates